SEC [covered by barcode label] 19010390

AI[covered by barcode label]

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49018

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercury Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1615 Hill Road, Suite 21
(No. and Street)

Novato, CA 94947
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maia McGehee 415-454-4184
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC
(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201 Sugar Land TX 77478
(Address) (City) (State) (Zip Code)

SEC Mail Processing
MAY 16 2019
Washington, DC

2019 MAY 16 PM 12:33
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CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Maia McGehee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercury Securities, LLC, as of 15 April, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CALIFORNIA JURAT ATTACHED

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
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A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin

Subscribed and sworn to (or affirmed) before me on this 16 day of April, 20 19,
by *Date* *Month* *Year*
(1) Maia McGehee
(and (2) ______________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JESSICA SIMMONS
COMM # 2148875
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires APRIL 12, 2020

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Description of Attached Document
Title or Type of Document: Annual Audited Report
Number of Pages: _____ **Signer(s) Other Than Named Above:** ______________________________

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Mercury Securities, LLC
1615 Hill Road, Suite 21
Novato, CA 94947

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Mercury Securities, LLC (the "Company") as of December 31, 2018, and the related statement of operations, changes in member's equity, and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Emphasis-of-Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring operating losses and negative cash flow and has financed its working capital requirements through related party contributions. These conditions raise doubt about the Company's ability to continue as a going concern.
As discussed in Note G to the financial statements, the Company restated its opening member's equity balance due to improperly expensed regulatory fee costs recorded in the prior period.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as Mercury Securities, LLC's auditor since 2019.

Sugar Land, TX

May 2, 2019

Mercury Securities, LLC

Financial Statements

For the Year-ended December 31, 2018

Mercury Securities, LLC
Statement of Financial Condition
As of December 31, 2018

	December 31, 2018
ASSETS	
Current Assets	
Checking/Savings	$8,740
Total Checking/Savings	$8,740
Total Current Assets	$8,740
TOTAL ASSETS	$8,740
LIABILITIES & EQUITY	
Equity	18,875
Net Income	(10,135)
Total Equity	$8,740
TOTAL LIABILITIES & EQUITY	$8,740

The accompanying notes are an integral part of these financial statements.

Mercury Securities, LLC
Statement of Operations
For the Year-Ended December 31, 2018

	January - December 2018
Revenues	
Insurance commissions	$91
Reimbursements	6,392
Other income	475
Total Income	$6,958
Expense	
Professional fees	7,693
Salaries & wages	2,000
Insurance expense	500
General & administrative	1,270
State income tax	1,426
Regulatory fees and licenses	4,203
Total Expense	$17,093
Net loss	$(10,135)

The accompanying notes are an integral part of these financial statements.

Mercury Securities, LLC
Statement of Cash Flows
As of and for the Year-Ended December 31, 2018

Net loss from operations	$(10,135)
Adjustments to reconcile cash for operating activities	
Accounts Receivable	-
Accounts Payable	700
Net cash used in operating activities	$(9,435)
Financing Activities	
Paid-in-capital	10,200
Net cash provided by financing activities	$10,200
Net increase in cash	765
Net cash beginning of year	7,975
Net cash at end of year	$8,740

The accompanying notes are an integral part of these financial statements.

Mercury Securities, LLC
Statement of Changes in Member's Equity
For the Year-Ended December 31, 2018

Balance January 1, 2018 (Originally stated)	$	7,275
Prior period adjustment (see Note G)		1,400
Balance January 1, 2018 (restated)		8,675
Paid-in Capital		10,200
Net loss		(10,135)
Balance, December 31, 2018	$	8,740

The accompanying notes are an integral part of these financial statements.

Mercury Securities, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2018

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Mercury Securities, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Mercury Securities, LLC (the "Company") was formed as a limited liability company in the State of California on March 14, 2005. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority("FINRA").The Company earns commissions from the sales of mutual fund shares, variable annuities and introduction fees. The Company operates under the exempted provisions of the Securities and Exchange Commission's Rule 15c3-3(k)(2)(i).

Description of Business

The Company is engaged in business as a securities broker-dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when service are rendered or remuneration earned.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company has revenue concentrations; the firm specializes in the of mutual funds and/or variable annuities, private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

NOTE B - COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE C - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of these financial statements for items requiring recording or disclosure in these financial statements. The evaluation was performed through May 2, 2019, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE D - GOING CONCERN AND LIQUIDITY RISK

The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the year ended December 31, 2018, the Company reported a net loss of $10,135 and relied on contributions from the member of $10,200 to fund its operations. These results and the $8,740 of cash on hand at December 31, 2018 raise substantial doubt about the Company's ability to continue as a going concern.

NOTE E - RENT (Related Party Rent)

The Company has an expense-sharing agreement with an entity under common ownership to use its office facilities. The rent cost is shared in whole or in part with the entity under common ownership. The amount of rent expense for the year ended December 31, 2018 was $0.

NOTE F - NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of commissions and reimbursable fees.

Management has determined that the adoption of ASC Topic 606 has had no impact on the Company.

Note G – RESTATEMENT

The Company restated its opening member's equity balance due to an overstatement of regulatory fee expense that was incurred, but not recorded in 2017. This adjustment corrects opening member's equity balance as well as expenses for the year ending December 31, 2018.

Mercury Securities, LLC

Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2018

Computation of Net Capital

Total Stockholder's Equity	$8,740	
Allowable Subordinated Loans	$-	
Non-Allowable Assets	$-	
Haircuts on Securities Positions		
Securities		
Haircuts	$-	
Undue Concentration Charges	$-	
Net Allowable Capital		$8,740

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$-
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$5,000
Net Capital Requirement	$5,000
Excess Net Capital	$3,740

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$-
Percentage of Aggregate Indebtedness to Net Capital	0.00%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2018		$8,740
Adjustments			
Increase (Decrease) in Equity		$-	
Increase (Decrease) in Subordinated Loans		$-	
(Increase) Decrease in Non-Allowable Assets		$-	
(Increase) Decrease in Securities Haircuts		$-	
(Increase) Decrease in Undue Concentration Charges		$-	
Net Capital per Audit			$8,740
Reconciled Difference		$-	

Mercury Securities, LLC
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $ 8,740 which was $3,740 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

Independent Public Accountants Review Report on Mercury Securities, LLC's Exemption

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Maia McGehee
CEO
Mercury Securities, LLC
1615 Hill Road, Suite 21
Novato, CA 94947

Dear Maia McGehee,

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Mercury Securities, LLC identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Mercury Securities, LLC stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Mercury Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mercury Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

May 2, 2019

Mercury Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Mercury Securities, LLC
1615 Hill Road, Suite 21
Novato, CA 94947

January 21, 2019

Thayer O'Neal & Company LLC
101 Parklane Blvd., Suite 201
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Mercury Securities, LLC;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;
2. We have met the identified exemption from January 01, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Maia McGehee
Managing Member
Mercury Securities, LLC